UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 17, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED RESULTS OF THE 78TH ANNUAL GENERAL MEETING OF SHAREHOLDERS**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

RESULTS OF THE 78th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Monday, 16 May 2022 ("Annual General Meeting"), all the ordinary and special resolutions, as set out in the 2021 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2021, were passed by the requisite majority of votes of shareholders present by way of electronic communication or represented by proxy.

The total number of shares voted by way of electronic communication or by proxy at the Annual General Meeting was 335,761,764 ordinary shares ("Shares") representing 80.26% of AngloGold Ashanti's issued share capital as at Friday, 6 May 2022, being the Voting Record Date.

 The voting results were as follows:

1. **Ordinary Resolution 1** – Re-election of directors

	Total Shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
1.1 Ms MDC Ramos	99.91	0.09	334,911,798	80.06	0.20
1.2 Ms MC Richter	98.64	1.36	334,926,909	80.06	0.20
1.3 Ms NVB Magubane	98.80	1.20	334,927,243	80.06	0.20

2. **Ordinary Resolution 2** – Election of a directors

	Total Shares voted				Shares abstained
Director	For (%)	Against (%)	Number	%[1]	%[1]
2.1 Mr A Calderon	99.92	0.08	334,913,969	80.06	0.20
2.2 Mr SP Lawson	99.92	0.08	334,924,746	80.06	0.20

3. **Ordinary Resolution 3** – Appointment of Audit and Risk Committee members

Directors		Total Shares voted				Shares abstained
		For (%)	Against (%)	Number	%[1]	%[1]
3.1	Mr AM Ferguson	96.80	3.20	334,916,706	80.06	0.20
3.2	Mr R Gasant	95.52	4.48	334,914,756	80.06	0.20
3.3	Ms NVB Magubane	98.04	1.96	334,918,072	80.06	0.20
3.4	Ms MC Richter	98.65	1.35	334,917,731	80.06	0.20
3.5	Mr JE Tilk	99.16	0.84	334,269,914	79.90	0.36

4. **Ordinary Resolution 4** – Reappointment of Ernst & Young Inc. as auditors of the Company until 31 December 2022 and appointment of PricewaterhouseCoopers Inc. as auditors of the company from 1 January 2023

Independent Auditor		Total Shares voted				Shares abstained
		For (%)	Against (%)	Number	%[1]	%[1]
1.1	Ernst & Young Inc.	79.98	20.02	332,771,358	79.55	0.71
1.2	PricewaterhouseCoopers Inc.	97.58	2.42	333,439,412	79.71	0.56

5. **Ordinary Resolution 5** – General authority to directors to allot and issue ordinary shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
83.06	16.94	334,848,027	80.04	0.22

6. **Ordinary resolution 6** – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report

		Total Shares voted				Shares abstained
		For (%)	Against (%)	Number	%[1]	%[1]
6.1	Remuneration Policy	91.46	8.54	334,696,028	80.01	0.25
6.2	Implementation Report	91.78	8.22	334,700,902	80.01	0.25

7. **Special Resolution 1** – Remuneration of non-executive directors

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
98.98	1.02	334,681,865	80.00	0.26

8. **Special Resolution 2** – General authority to acquire the Company's own Shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.93	0.07	334,882,094	80.05	0.21

9. **Special Resolution 3** – General authority for directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
83.11	16.89	334,724,185	80.01	0.25

10. **Special Resolution 4** – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.68	0.32	334,737,108	80.02	0.24

11. **Special Resolution 5** – Approval of Memorandum of Incorporation amendment

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.95	0.05	334,703,855	80.01	0.25

12. **Ordinary Resolution 7** – Directors' authority to implement special and ordinary resolutions

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.95	0.05	334,736,130	80.02	0.25

[1] Expressed as a percentage of 418,339,927 AngloGold Ashanti Shares in issue as at Friday, 6 May 2022, being the Voting Record Date.

ENDS

17 May 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Chipo Mrara	+27 11 637 6012/+27 60 571 0797	camrara@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 17, 2022

By: /s/   LM GOLIATH
Name: LM Goliath
Title: Company Secretary